MyECheck, Inc.

2600 East Bidwell Street, #190

Folsom, California 95630

June 3, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Ivan Griswold, Attorney-Adviser

Re:	MyECheck, Inc.

Request to Withdraw Registration Statement on Form 10 (File No. 000-55296)

Gentlemen:

MyECheck, Inc., a Wyoming corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form 10 (File No. 000-55296) together with all exhibits thereto (the “Registration Statement”) as of the date hereof or at the earliest practicable date hereafter.

The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. The Company is withdrawing the Registration Statement because the Company has decided that the previously disclosed financial statements for Seergate, Ltd., an Israeli corporation and recent acquisition of the Company, should be audited in accordance with U.S. GAAS. No securities were sold or will be sold under the Registration Statement. The Registration Statement was originally filed with the Commission on May 7, 2015. The Registration Statement was not declared effective by the Commission under the Act.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of any written order granting withdrawal of the Registration Statement that the Commission may issue to the undersigned at the address above on this letter with a copy to the Company’s counsel, Ephraim L. Michael of The Michael Law Firm, LLC, by email at emichael@michaellawfirm.com or by fax at (678) 348-7292. If you have any questions regarding this letter, please contact Ephraim L Michael at (678) 464-9095. Thank you for your assistance with this application for withdrawal.

Sincerely,

MYECHECK, INC.

By:	/s/ Edward Starrs
Edward Starrs Chief Executive Officer